

INSTINET
A NOMURA COMPANY

Instinet, LLC's Compliance Report

Instinet, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5 for the period from April 1, 2017 through March 31, 2018;

(2) The Company's Internal Control Over Compliance was effective for the period from April 1, 2017 through March 31, 2018;

(3) The Company's Internal Control Over Compliance was effective as of March 31, 2018;

(4) The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of March 31, 2018; and

(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

I, Laure Richmond, affirm that, to my best knowledge and belief, this Compliance Report is true and correct.

Signature:

Title: Chief Financial Officer, Instinet, LLC

Date: 5/24/2018